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Exhibit 12.2

PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-POSSESSION
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	2002	2001	2000		1999	1998
	(dollars in millions)
Earnings:
Net income (loss)	$1,819	$1,015	$(3,483)		$788	$729
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	—	—	—		—	—
Income tax expense (benefit)	1,178	596	(2,154)		648	629
Net fixed charges	1,029	1,019	648		637	673

Total earnings	$4,026	$2,630	$(4,989)		$2,073	$2,031

Fixed charges:
Interest on short-term borrowings and long-term debt, net	$996	$981	$616		$604	$635
Interest on capital leases	2	2	2		3	2
AFUDC debt	21	12	6		7	12
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	10	24	24		24	24

Total fixed charges	1,029	1,019	648		638	673
Preferred Stock Dividends:
Tax deductible dividends	9	9	9		9	9
Pretax earnings required to cover non-tax deductible preferred stock dividend requirements	28	27	27		27	31

Total preferred stock dividends	37	36	36		36	40
Total combined Fixed Charges and Preferred Stock Dividends	$1,066	$1,055	$684		$674	$713

Ratio of Earnings to Combined Fixed and Preferred Stock Dividends	3.78	2.49	(7.29	)(1)	3.08	2.85

Note:	For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, interest of subordinated debentures held by trust, and earnings required to cover the preferred stock dividend requirements of majority owned subsidiaries. "Preferred stock dividends" represent pretax earnings which would be required to cover such dividend requirements.
(1)	The ratio of earnings to combined fixed charges and preferred stock dividends indicates a deficiency of less than one-to-one coverage aggregating $5,673 million.

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  Exhibit 12.2